July 31, 2025

Robert S. Stefanovich
Chief Financial Officer
Cryoport, Inc.
112 Westwood Place, Suite 350
Brentwood, TN 37027

       Re: Cryoport, Inc.
           Form 10-K fo the fiscal year ended December 31, 2024
           File No. 001-34632
Dear Robert S. Stefanovich:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K fo the fiscal year ended December 31, 2024
ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Revenue by type, page 42

1. We note within your earnings release on Form 8-K as well as the earnings call presentation that you quantify the amount of revenue earned related to Commercial
       Cell & Gene Therapy. In fact, it is the first bullet in your earnings release for the first quarter of 2025 and you have emphasized those results in that period's earnings call.
       Therefore, please tell us and quantify in future filings the Commercial Cell & Gene
       Therapy revenue that is included in each of your three operating segments. Refer to Item 303(a) of Regulation S-K. Further, tell us and disclose the significant components of each of the three operating segments and provide an analysis of the changes in each of those components pursuant to Item 303(b)(2)(i) and
(ii) of
       Regulation S-K, as it is not clear from the description of your products and services on pages 5-7 into what operating segments these products and services are included. For example, it should be clear to a reader what is included within BioLogistics Solutions,
 July 31, 2025
Page 2

       which accounts for 60% of your consolidated revenue for the year ended December
       31, 2024.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Jenn Do at 202-551-3743 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences